[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 14, 2015

BY HAND AND EDGAR

Matthew Crispino

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Shopify Inc.

Draft Registration Statement on Form F-1

Submitted March 23, 2015

CIK No. 0001594805

Dear Mr. Crispino:

On behalf of Shopify Inc. (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the confidential submission of the Registration Statement with the Commission on March 23, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 6, 2015 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, the Company has reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Matthew Crispino

Securities and Exchange Commission

April 14, 2015

Prospectus Cover Page

1.	Regarding the revisions here and on page 7 in response to prior comment 3, we note that you now qualify your statement based on the amended articles of incorporation. Please revise to disclose the voting rights of your Class A and B shares as of the date of your prospectus.

The Company has revised the disclosure on the cover page and on page 6 of the Amendment.

Summary Historical and Pro Forma Consolidated Financial Information, page 10

2.	We note your revised disclosure on page F-27 that pro forma net loss per common share is calculated assuming the conversion of all series of the company’s convertible preferred shares into common shares and the redesignation of common shares as Class B multiple voting shares. Please revise the pro forma column on page 12 to provide the pro forma balance sheet data to reflect the conversion of convertible preferred stock and the redesignation of common shares to Class B, or advise. In addition, please revise your pro forma capitalization disclosure on page 53 and pro forma tangible book value on page 55 as appropriate.

The Company respectfully advises the Staff that it has not populated the pro forma information as identified in the Staff’s comment, as it is in the process of contemplating a stock split. Once a decision is made with respect to a possible stock split, the Company plans to revise its disclosures accordingly.

Risk Factors

Provisions of our debt instruments…, page 32

3.	Please include in this or another risk factor, as appropriate, that your March 2015 credit facility is collateralized by substantially all your assets.

The Company has revised the disclosure on page 28 of the Amendment.

Our constating documents permit us to issue…, page 45

4.	We note your added risk factor in response to prior comment 11. Please expand to include Class B shares or advise. In this regard, your disclosure on page 138 continues to indicate that you will be able to issue an unlimited number of Class B shares.

The Company has revised the disclosure on pages 39 and 129 of the Amendment.

Matthew Crispino

Securities and Exchange Commission

April 14, 2015

Use of Proceeds, page 51

5.	Please include the substance of your response to prior comment 13 regarding your inability to provide approximate dollar amounts for each of your offering purposes.

The Company has revised the disclosure on page 44 of the Amendment.

Consolidated Financial Statements

Note 3. Significant Accounting Policies

Segment Information, page F-8

6.	In your response to prior comment 31 you indicate that you considered the characteristics (or “nature”) of the different product and service offerings. Although themes, apps, and domain names are designed to support a merchant’s online subscription arrangement, the purchase of these products is optional and the nature of the “products” themselves appears different from a subscription. Similarly, POS hardware is an elective purchase and appears to differ in nature from the subscriptions and payment processing service. Please provide us with a more detailed analysis of your consideration of the nature of themes, apps, domains, and POS hardware as it relates to subscriptions and payment processing. Tell us what consideration was given to separately disclosing “product” revenues in your segment footnote, aggregating revenues generated from the sale of themes, apps, domain names, and POS hardware.

The Company would like to initially clarify for the Staff that revenue from the sale of themes (3.9%), apps (0.7%), domains (0.4%) and POS hardware (1.2%) represented, in aggregate, 6.2% of total revenue for the year ended December 31, 2014. As such, the Company had considered the materiality of these amounts in its evaluation of the entity-wide disclosures relating to information by products and services. The Company further advises the Staff that if revenue from the sale of “products” were to become material in the future, as compared to its services, the Company would provide the disclosures in accordance with ASC paragraph 280-10-50-40 by disclosing revenues for each product and service or each group of similar products and services.

In evaluating the Staff’s comment, the Company evaluated its various product and service offerings and determined that the sale of themes and POS hardware are similar products, which in aggregate represented approximately 5.1% of total revenue for the year ended December 31, 2014.

The Company considers the sale of apps and domain names to be revenue from services (not “products”) that are similar in nature to subscription revenues, and therefore would be aggregated with service revenues. The basis for management’s conclusion is as follows. Domain names are similar in nature to subscription fees as the service is provided to similar

Matthew Crispino

Securities and Exchange Commission

April 14, 2015

customers and provides a ‘right to use’ that domain name over a defined term, which is similar to a subscription to the Shopify platform. With respect to apps, the Company is not principal to the transaction and therefore is only recognizing a “commission” as agent, which is more akin to service revenue and not from the sale of products. Furthermore, and similar to subscription revenue, the majority of apps revenue is generated from a recurring monthly billing cycle.

In evaluating the Company’s products and services revenue, the Company considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11. Specifically, the Company notes that subscription fees, apps and domain registrations each have similar classes of customers, degree of risk and opportunities for growth. Subscription fees, apps and domain registrations are all different types of subscription services that are offered on the Company’s platform.

The Company believes that its current segment disclosure is appropriate and in compliance with ASC 280-10-50. However, the Company will evaluate its segment disclosures going forward, at each reporting period, and will consider including the additional entity-wide disclosure relating to information about products and services if such amounts become quantitatively and qualitatively material.

Revenue Recognition, page F-8

7.	We note your response to prior comment 33 that you believe revenues generated from the sale of themes, apps and domain registrations are separate units of accounting and therefore the additional disclosures required by ASC 605-25-50-2 would not be meaningful to the company’s financial statements. We believe it would be meaningful disclosure, if such arrangements are material to the company’s revenues, to address the company’s application of the multiple element arrangement guidance, including but not limited to, disclosing that the elements are all separate units of accounting, sold separately on a recurring basis, that there are no discounts attributed to bundled arrangements, that there are no rights of return for themes, apps, and domain registrations, and POS hardware has a 30-day refund period. Please revise accordingly or tell us why such revision is not necessary.

The Company has revised page F-20 of the Amendment.

8.	In your response to prior comment 34 you indicate that control of the theme, app, or domain name passes once access to the theme, app or domain name is provided to the merchant for use on its online store. Please tell us whether a purchased theme, app, and domain name can be used by a merchant for an online store or other purpose outside of the Shopify platform.

Purchased themes can be used by a merchant for an online store or other purpose outside of the Shopify platform. The Company believes this supports its position to recognize revenue upon payment for the purchased theme.

Matthew Crispino

Securities and Exchange Commission

April 14, 2015

Purchased apps cannot be used by a merchant outside of the Shopify platform. Although purchased apps lose functionality once a merchant leaves the Shopify platform, the Company believes revenue should be recognized upon the delivery and concurrent payment for the app. Once the merchant has the ability to use the app on the Shopify platform (and payment is received) Shopify has fulfilled its performance obligation under the contract, has no ongoing performance obligations with respect to the performance or functionality of the app, and has effectively “earned” its commission in the transaction. Shopify acts as an agent in the transaction and recognizes revenue on a net basis, as stated in the Company’s accounting policy. Also, it is important to note that as the majority of the Company’s customers purchase apps on a monthly basis, the Company generally recognizes app revenue on a month-to-month basis.

Merchants that purchase the right to use a custom domain name through Shopify, will be granted that right over the agreed upon term in the contract. Domains purchased through the Company start at $9.00, are registered for one year, and can be renewed with Shopify, unless the merchant cancels their online subscription. Merchants are able to keep their domains after cancelling their online store with the Company (and can use the domain name outside of the Shopify platform), but must contract separately to renew the domain through their new separate service provider after their existing contract term with Shopify expires. Having considered the Staff’s comment and this analysis, the Company has revised its accounting policy as it relates to domain names to reflect that revenue from the sale of domain names is recognized ratably over the term of the registration contract term. As domain names represent approximately 0.4% of total revenue for the year ended December 31, 2014, this policy change has no material impact on the consolidated financial statements for all years presented. Therefore management does not believe additional disclosure related to this change is necessary.

The Company has revised page F-21 of the Amendment to reflect the revised accounting policy for domain names included within the Company’s revenue recognition policy.

Note 22. Subsequent Events, page F-31

9.	We note your added disclosure on page 79 that you entered into a new credit facility in March 2015. Please revise to update your subsequent event evaluation and describe the terms of the credit facility. Refer to ASC 855-10-50-1.

The Company has revised pages F-41 of the Amendment.

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Matthew Crispino

Securities and Exchange Commission

April 14, 2015

Please telephone the undersigned at (617) 523-0002 if you have any questions or require any additional information.

Very truly yours,

/s/ Margaret A. Brown

Margaret A. Brown

cc:	Gabriel Eckstein, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission
Joyce Sweeney, Securities and Exchange Commission
Patrick Gilmore, Securities and Exchange Commission
Barbara C. Jacobs, Securities and Exchange Commission
Tobias Lütke, Chief Executive Officer, Shopify Inc.
Joseph A. Frasca, General Counsel, Shopify Inc.
Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP
Riccardo A. Leofanti, Skadden, Arps, Slate, Meagher & Flom LLP
Christopher J. Cummings, Paul, Weiss, Rifkind, Wharton & Garrison LLP